

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



02024538

NO ACT
P.E 12-26-2001
1-03305

March 2, 2002

Lauran D'Alessio
Assistant Counsel
Office of Corporate Staff Counsel
Merck & Co., Inc.
One Merck Drive
P.O. Box 100, WS 3B-45
Whitehouse Station, NJ 08889

Act 1934
Section
Rule 14A-8
Public Availability 3/2/2002

Re: Merck & Co., Inc.
Incoming letter dated December 26, 2001

Dear Ms. D'Alessio:

This is in response to your letter dated December 26, 2001 concerning the shareholder proposal submitted to Merck by Walter J.P. Underwood and Joan P. Underwood. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Associate Director (Legal)

cc: Walter J.P. Underwood
Joan P. Underwood
4600 Tween Road
Louisville, KY 40207

Office of Corporate Staff Counsel

Merck & Co., Inc.
One Merck Drive
P.O. Box 100, WS 3B-45
Whitehouse Station NJ 08889
Tel 908 423 1000
Fax 908 735 1216

December 26, 2001



Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporate Finance
450 Fifth Street, NW
Washington, DC 20549

Re: Merck & Co., Inc. Shareholder Proposal

Dear Sir or Madam:

Merck & Co., Inc. (the "Company") has received a shareholder's proposal (the "Proposal") from Walter J. P. Underwood and Joan P. Underwood (the "Proponents") for inclusion in the Company's proxy materials for the 2002 Annual Meeting of Stockholders (the "Proxy Materials"). The Proposal requests that the Proxy Materials include the following proposed resolution:

> WHEREAS:
> The Company has a Stock Investment Plan which allows for the reinvestment of stockholder dividends and purchase of additional shares of stock;
> It is in the best interest of the Company and its shareholders to encourage the purchase of additional shares;
> The plan imposes fees up to 4% for these transactions;
> These fees discourage shareholders from increasing their holdings in the Company;
> Most Dow component companies do not charge these fees;
>
> RESOLVED:
> Shareholders request the Board of Directors to:
> Take action to eliminate the fees connected with dividend reinvestment and direct additional share purchases.

The Proponents did not provide a supporting statement for their Proposal.

We believe that the Proposal may be properly omitted from the Proxy Materials in accordance with Rule 14a-8(e) because it is was received after the deadline for submission of shareholder proposals.

We also believe that the Proposal may be properly excluded from the Proxy Materials in accordance with Rule 14a-8(i)(7) as the administration of a dividend reinvestment plan relates to ordinary business.

Finally, We believe that the Proposal may be properly excluded from the Proxy materials in accordance with Rule 14a-8(i)(5) as it is not sufficiently related to the Company's business.

DISCUSSION

The Proposal is Improper Because it is Untimely.

The Proposal may be excluded from the Proxy Materials on the basis of Rule 14a-8(e) because we received it after the deadline for the receipt of shareholder proposals. A failure to meet a properly determined deadline for the submission of shareholder proposals is not curable. The Proposal was received by the Company on November 27, 2001. To be timely under Rule 14-8(e), a proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. The proxy statement released by the Company for its 2001 annual meeting was dated March 22, 2001. Thus, under Rule 14a-8(e), the deadline for receipt of shareholder proposals for the Company's 2002 annual meeting was November 22, 2001. In accordance with Rule 14a-4(e)(1) this deadline was disclosed in the Company's proxy statement dated March 22, 2001 at page 5 in the "Questions and Answers About the Annual Meeting and Voting" section under the question "When are the stockholder proposals due for the 2002 Annual Meeting?"

The deadline for receiving shareholder proposals is strictly interpreted. On numerous occasions, companies were permitted to omit proposals received one day after the required date. *See e.g., General Elec. Co.* (December 22, 1997); *Bindley Western Indus., Inc.* (February 21, 1997); and *AlliedSignal, Inc.* (December 3, 1996). Accordingly, the enclosed shareholder proposal, having been received after November 22, 2001, did not meet the deadline prescribed by Rule 14a-8(e) and may therefore be excluded from the Proxy Materials. *See Harley Davidson, Inc.*, (March 16, 2000) (shareholder proposal omitted as untimely).

The Proposal Relates to Ordinary Business

Rule 14a-8(i)(7) permits a company to exclude from its proxy materials proposals that relate to the conduct of the ordinary business operations of the company. The Proposal relates to the administration and maintenance of a dividend reinvestment plan. The Staff has consistently allowed exclusion of shareholder proposals related to administration and maintenance of dividend reinvestment plans, including proposals that request fee reductions, because the proposals relate to the ordinary business operations of the company. *Lucent Technologies Inc.* (Nov. 2, 1998); *La Quinta Inns, Inc.* (January 26, 1998); *Chicago Rivet & Mach. Co.* (March 2, 1998); *The Travelers Group, Inc.* (December 19, 1997); *Dow Jones & Co., Inc.* (January 4, 1995). Accordingly, because the Proposal seeks to eliminate fees associated with the operation and administration of the Company's Dividend Reinvestment Plan, we believe that the Company can exclude the Proposal under Rule 14a-8(i)(7).

The Proposal is not Sufficiently Related to the Company's Business

Rule 14a-8(i)(5) permits exclusion of proposals that relate to operations which account for less than five percent of a registrant's total assets, gross sales or net earnings and are not otherwise significantly related to the registrant's business. The Merck Stock Investment Plan (the "Plan") which is the subject of the Proposal is administered by Wells Fargo Shareowner Services. Participants enroll in the Plan directly through Wells Fargo Shareowner Services and not through the Company. The Company does not derive any revenue from the Plan. The Company does not sell any shares to the Plan. All of the Plan's requirements for Company shares are purchased by Wells Fargo Shareowner Services in the open market. In *Bristol-Myers Squibb Co.* (January 27, 1995) the Staff permitted a registrant to exclude a proposal that sought to require to lower certain fees charged to participants in its dividend reinvestment plan on the basis that it was not sufficiently related to that company's business. Accordingly, because the Plan accounts for less than five percent of the Company's total assets, gross sales or net earnings and is not otherwise significantly related to the Company's business, we believe that the Company can exclude the proposal under Rule 14a-8(i)(5).

Based on the foregoing, we respectfully request that the Division of Corporation Finance not recommend any enforcement action to the Commission if the Company omits the Proposal from its Proxy Materials for its 2002 Annual Meeting of Stockholders pursuant to Rule 14a-8(e), 14a-8(i)(7), and 14a-8(i)(5) issued under the Securities Exchange Act of 1934, as amended.

In accordance with Rule 14a-8(j)(2) promulgated under the Exchange Act, we have enclosed six (6) copies of this letter and six (6) copies of the Proposal.

By copy of this letter to them, the Company is notifying the Proponents of its intention to omit the Proposal from the Proxy Materials.

For your information, the Company hopes to print its Proxy Statement on or about March 7, 2002.

If you have any questions regarding this matter or require further information, please contact me at (908) 423-4321. Kindly acknowledge receipt of this letter and the items enclosed by stamping a copy of this letter and returning same to me in the enclosed self-addressed envelope.

Thank you for your time and consideration.

Very truly yours,

MERCK & CO., INC.

By: [signature]
Lauran D'Alessio
Assistant Counsel

cc: Walter J.P. Underwood
Joan P. Underwood
Enc.

Underwood Proposal

CELIA A. COLBERT
NOV 27 2001

November 18, 2001

Celia A. Colbert
Vice President, Secretary and Assistant General Counsel
WS 3A-65
Merck & Co., Inc.
One Merck Drive
Whitehouse Station, NJ 08889-0100

As joint owners of 211.564 shares of Common Stock of the Company we would like to present for action at the next Annual Meeting the attached resolution.

Would you be kind enough to acknowledge receipt of this resolution and information on any other steps needed for its consideration?

Sincerely,





Walter J. P. Underwood
4600 Tween Road
Louisville, KY 40207

502-895-0010

Joan P. Underwood

WHEREAS:

The Company has a Stock Investment Plan which allows for the reinvestment of stockholder dividends and purchase of additional shares of stock;

It is in the best interest of the Company and its shareholders to encourage the purchase of additional shares;

The plan imposes fees up to 4% for these transactions;

These fees discourage shareholders from increasing their holdings in the Company;

Most Dow component companies do not charge these fees;

RESOLVED:

Shareholders request the Board of Directors to:

Take action to eliminate the fees connected with dividend reinvestment and direct additional share purchases.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 2, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Merck & Co., Inc.
Incoming letter dated December 26, 2001

The proposal relates to dividend reinvestment and direct share purchases.

There appears to be some basis for your view that Merck may exclude the proposal under rule 14a-8(e)(2) because Merck received it after the 120-day deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if Merck omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Merck relies.

Sincerely,



Maryse Mills-Apenteng
Attorney-Advisor